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                                                                       EXHIBIT B

                    [Letterhead of Consolidation Experts LP]

                                January 14, 1999



Board of Directors
American Residential Services, Inc.
5051 Westheimer, Suite 725
Houston, TX 725

Gentlemen:

As indicated in our Schedule 13-D, which was filed with the SEC on January 14, 1999, the reporting persons beneficially own approximately 9% of ARS's outstanding common stock.

We are writing to you to express our deep concern regarding the lack of strategic direction and leadership of the Company. Since October 31, 1997 when the current management team was installed:

     o The stock price has declined 81% from $14.625 to $2.75, representing a loss in shareholder value of approximately $189 million. During this period, the S&P 500 increased 39% and the Company's peer group (Comfort Systems, Group Maintenance America and Service Experts) rose 5.7%.

     o The Company has lost credibility with shareholders and the investment community by missing quarterly earnings expectations and incurring several "one-time charges."

     o Since June 1998, the chief operating officer position has been vacant. With no officer to focus on integrating operations, operating income margins for the nine months ended September 30, 1998 were 4.8%, compared to 8.1% for the prior year period.

We strongly believe that the Board of Directors must hold present management accountable for the underperformance of the company, in terms of both stockholder returns and operating performance. At a time when the stock market is reaching new all-time highs and the Company's competitors are meeting expectations, the Company's continuing poor performance must be reversed.

Substantial opportunities exist to create value for stockholders. We believe that the immediate implementation of the following suggestions will position the Company to begin restoring confidence in the investment community and thereby initiating a process that should ultimately result in an enhancement of stockholder value.

     1. Immediately elect C. Clifford Wright, Jr., Acting Chairman of the Board and Acting Chief Executive Officer of the Company. Mr. Wright intends to serve only until an experienced CEO can be recruited. We have had substantive discussions with prospective CEO candidates with the skills, including leadership qualities and turnaround expertise, necessary to reverse ARS's direction.

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     2.   Messrs. Amonett, Hoover, Menditch and Sokolow should immediately resign from the Company's Board of Directors.

     3. Allow the newly elected CEO to repopulate the Company's executive ranks with persons selected by him.

     4. The undersigned will designate a person to be elected to the Company's Board of Directors.

     5. The nominating committee of the Board of Directors will be comprised of the CEO, the director referred to in numbered paragraph 4 above and one current non-employee director.

While these recommendations are fundamental to the restoration and ultimate enhancement of stockholder value, they are only a start. Tangible action is required to evidence that the Company's Board is prepared to take the necessary steps to put an end to the steady decline in stockholder value. If these suggestions, or mutually agreeable alternative steps, are not undertaken by January 29, 1999, we will be compelled to become activist stockholders.

We hope that our suggestions are in line with the Board's current plans, and look forward to an open and productive dialogue that best serves the interest of all shareholders.

                                     Sincerely,

                                     Consolidation Experts LP, by
                                     Consolidation Experts LLC



                                     /s/ C. Clifford Wright, Jr.
                                     -------------------------------------------
                                     By:    C. Clifford Wright, Jr.
                                     Title: Authorized Representative